UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): PCGI Intermediate Holdings Limited

B.	(1)	This is [check one]

☒	an original filing for the Filer

☐	an amended filing for the Filer

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant	N/A

Form type	Form CB

File Number (if known)	005-92598

Filed by	PCGI Intermediate Holdings Limited

Date Filed (if filed concurrently, so indicate) June 17, 2021 (filed concurrently with Form CB)

D.        The Filer is incorporated or organized under the laws of Cayman Islands and has its principal place of business at PCGI Intermediate Holdings Limited, 13/F, 14 Taikoo Wan Road, Taikoo Shing, Hong Kong, Tel (852) 2850 3823.

E.         The Filer designates and appoints Cogency Global Inc. (“Agent”) located at 122 East 42nd Street, 18th Floor, New York, NY 10168, Tel: 800-221-0102 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)         any investigation or administrative proceeding conducted by the Commission; and

(b)        any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Forms CB concurrently herewith or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.        The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form CB in conjunction with which the amendment is being filed.

G.        The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to Form CB and, as applicable, the securities to which such Form CB relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cayman Islands on June 17, 2021.

PCGI Intermediate Holdings Limited

By:	/s/ Chung Martina Kit Hung
Name:	Chung Martina Kit Hung
Title:	Director
Dated:	June 17, 2021

This statement has been signed by the following person in the capacity indicated on June 17, 2021.

COGENCY GLOBAL INC.

as Agent for Service of Process in the U.S.
for PCGI Intermediate Holdings Limited

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President on Behalf of COGENCY GLOBAL INC.
Dated:	June 17, 2012